

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 12, 2017

Lawrence Wexler
Chief Executive Officer
Turning Point Brands, Inc.
5201 Interchange Way
Louisville, KY 40229

> **Re:** **Turning Point Brands, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 30, 2017**
> **File No. 333-219114**

Dear Mr. Wexler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 or me at 202-551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure